Exhibit 99.2

July 15, 2016

The RMR Group LLC

Two Newton Place

255 Washington Street

Newton, MA  02458

Second Amended and Restated Property Management Agreement dated as of June 5, 2015

Ladies and Gentlemen:

Senior Housing Properties Trust, a Maryland real estate investment trust (SNH), on its own behalf and on behalf of certain of its subsidiaries, and The RMR Group LLC, a Maryland limited liability company (RMR), are parties to the above captioned agreement (as the same may be amended, restated or supplemented from time to time, the Master Management Agreement).  RMR and SNH acknowledge that from time to time, to accommodate secured financings, including, without limitation, the pending Vertex buildings financing, RMR and one or more subsidiaries of SNH may enter into separate property management agreements for specific properties (each, a Property Specific Management Agreement).

SNH and RMR acknowledge and agree that, notwithstanding anything in a Property Specific Management Agreement to the contrary, it is SNH’s and RMR’s intent that the terms and conditions of the Master Management Agreement will control the rights and obligations of SNH and RMR, including, without limitation, the fees payable, the term of the property management arrangement, the conditions for (and amounts payable upon) termination, and the resolution of disputes.

In furtherance of the foregoing, SNH and RMR agree that, if there is any discrepancy between amounts owing or paid under a Property Specific Management Agreement and amounts owing or paid under the Master Management Agreement, SNH or RMR, as the case may be, shall promptly pay or refund any amounts that would be paid or payable if the applicable property were subject to the Master Management Agreement rather than a Property Specific Management Agreement.

If the foregoing accurately reflects our understandings and agreements, please confirm your agreement by signing below where indicated and returning a copy of this letter so signed to me.

Very truly yours,

/s/ Richard W. Siedel, Jr.

Richard W. Siedel, Jr.,  Chief Financial Officer

Acknowledged and agreed:

The RMR Group LLC

 /s/ Matthew P. Jordan

Matthew P. Jordan,  Treasurer